Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Years Ended December 31,
(Amounts in millions of euros)	2012	2011	2011	2010	2009	2008	2007
	(unaudited)		(unaudited)
Net income	5,247	6,672	12,276	10,571	8,447	10,590	13,181
Income tax expenses	7,006	7,504	14,073	10,228	7,751	14,146	13,575
Non-controlling interests	39	178	305	236	182	363	354
Equity in income of affiliates (in excess of)/ less than dividends received	227	(123)	(107)	(470)	(378)	(311)	(821)
Interest expensed	292	256	619	416	450	779	1,547
Estimate of the interest within rental expense	108	101	215	202	204	142	128
Amortization of capitalized interest	77	96	201	239	129	115	108

Total	12,996	14,684	27,582	21,422	16,785	25,824	28,072

Interest expensed	292	256	619	416	450	779	1,547
Capitalized interest	120	78	176	118	141	317	321
Estimate of the interest within rental expense	108	101	215	202	204	142	128
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Fixed charges	520	435	1,010	736	795	1,238	1,996

Ratio of earnings to fixed charges	24.99	33.76	27.31	29.11	21.11	20.86	14.06